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                                                               Exhibit (a)(1)(H)

   This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Common Stock (as defined below) or shares of Preferred Stock (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated May 17, 2000, and the related Letter of Transmittal (and any amendments or supplements thereto), and is being made to all holders of Shares (as defined below). Purchaser (as defined below) is not aware of any state where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, Purchaser will make a good faith effort to comply with such statute or seek to have such statute declared inapplicable to the Offer. If, after such good faith effort, Purchaser cannot comply with such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) holders of Shares in such state. In any jurisdiction where the securities, "blue sky" or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by Deutsche Bank Securities Inc. or Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Dealer Managers"), or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                     Notice of Offer to Purchase for Cash

                    All Outstanding Shares of Common Stock

                              at $60.00 per share

                                      and

     All Outstanding Shares of Series A 6.75% Convertible Preferred Stock

                             at $62.136 per share

                                      of

                                  Verio Inc.

                                      by

                           Chaser Acquisition, Inc.

                    an indirect wholly owned subsidiary of

                        NTT Communications Corporation

                         a wholly owned subsidiary of

                  Nippon Telegraph and Telephone Corporation

   Chaser Acquisition, Inc., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of NTT Communications Corporation, a limited liability joint stock company incorporated under the laws of Japan ("NTT Communications") and a wholly owned subsidiary of Nippon Telegraph and Telephone Corporation, a limited liability joint stock company incorporated under the laws of Japan ("NTT"), hereby offers to purchase all of the outstanding shares of common stock, par value $.001 per share ("Common Stock"), of Verio Inc., a Delaware corporation (the "Company") (other than shares of Common Stock already owned by NTT Communications and its subsidiaries), at a purchase price of $60.00 per share, net to the seller in cash, without interest, and all of the outstanding shares of Series A 6.75% Convertible Preferred Stock, par value $.001 per share ("Preferred Stock" and together with the Common Stock, the "Shares"), of the Company at a purchase price of $62.136 per share, plus, if the purchase of shares of Preferred Stock pursuant to the Offer occurs after July 31,

2000, all accumulated and unpaid dividends on such share of Preferred Stock from August 1, 2000 to and including the expiration date of the Offer, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 17, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer").


 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY
       TIME, ON WEDNESDAY, JUNE 14, 2000, UNLESS THE OFFER IS EXTENDED.


   The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn prior to the expiration of the Offer such number of shares of Common Stock that, together with the shares of Common Stock then owned by NTT and its subsidiaries, would constitute at least a majority of the shares of Common Stock that in the aggregate are outstanding determined on a fully diluted basis (assuming the exercise of all options to purchase shares of Common Stock, and the conversion or exchange of all securities convertible or exchangeable into shares of Common Stock, outstanding at the expiration date of the Offer) (the "Minimum Condition"), (ii) any waiting period under the HSR Act (as defined in the Offer to Purchase) applicable to the purchase of Shares pursuant to the Offer having expired or having been terminated prior to the expiration of the Offer (the "HSR Condition"), (iii) the period of time for any applicable review process by CFIUS (as defined in the Offer to Purchase) under the Exon-Florio Amendment (as defined in the Offer to Purchase) having expired and CFIUS not having taken any action or made any recommendation to the President of the United States to block or prevent the consummation of the Offer or the Merger (as defined below) (the "Exon-Florio Condition") and (iv) the satisfaction of certain other terms and conditions.

   The Offer is being made pursuant to an Agreement and Plan of Merger dated as of May 7, 2000 (the "Merger Agreement") among NTT Communications, Purchaser and the Company. The Merger Agreement provides that following satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with relevant provisions of the General Corporation Law of the State of Delaware, as amended (the "DGCL"), Purchaser will be merged with and into the Company (the "Merger"). At the effective time of the Merger (the "Effective Time"), each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Common Stock owned by the Company, any wholly owned subsidiary of the Company, NTT Communications or any wholly owned subsidiary of NTT Communications, or by stockholders, if any, who are entitled to and properly exercise dissenter's rights under the DGCL) will be converted into the right to receive $60.00 in cash, without interest, or any higher price that is paid for the shares of Common Stock in the Offer, and each share of Preferred Stock issued and outstanding immediately prior to the Effective Time (other than shares of Preferred Stock owned by the Company, any wholly owned subsidiary of the Company, NTT Communications or any wholly owned subsidiary of NTT Communications, or by stockholders, if any, who are entitled to and properly exercise dissenter's rights under the DGCL) will be cancelled and converted into the right to receive $62.136, plus, if the Effective Time is after July 31, 2000, all accumulated and unpaid dividends on such share of Preferred Stock to the Effective Time, in cash, without interest, or any higher price that is paid for the shares of Preferred Stock in the Offer.

   THE BOARD OF DIRECTORS OF THE COMPANY HAS APPROVED THE MERGER AGREEMENT AND APPROVED THE OFFER AND THE MERGER, HAS DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY'S STOCKHOLDERS, AND RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER ALL THEIR SHARES PURSUANT TO THE OFFER.

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   For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn, if and when Purchaser gives oral or written notice to Norwest Bank Minnesota, N.A. (the "Depositary") of Purchaser's acceptance of such Shares for payment. In all cases, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price with the Depositary, which shall act as agent for tendering stockholders for the purpose of receiving payment from Purchaser and transmitting payment to the tendering stockholders. Payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary (i) of certificates for such Shares or timely confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) pursuant to the procedures set forth in the Offer to Purchase, (ii) a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof), with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message (as defined in the Offer to Purchase) and (iii) any other documents required by the Letter of Transmittal.

   Purchaser expressly reserves the right, in its sole discretion (subject to the terms and conditions of the Merger Agreement), at any time and from time to time, to extend the period of time during which the Offer is open for any reason, including the failure of any of the conditions specified in Section 13 of the Offer to Purchase to be satisfied, and thereby delay acceptance for payment of and payment for any Shares. The term "Expiration Date" shall mean 12:00 Midnight, New York City time, on Wednesday, June 14, 2000 unless Purchaser shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire. Under the Merger Agreement, under certain circumstances, the Company may require Purchaser to extend the Offer from time to time, subject to the right of NTT Communications and Purchaser to terminate the Merger Agreement pursuant to its terms, if at the scheduled Expiration Date of the Offer certain of the conditions set forth in Section 13 of the Offer to Purchase, including the Minimum Condition, the HSR Condition or the Exon-Florio Condition, are not satisfied and the other conditions to the Offer have been satisfied. No subsequent offering period will be available.

   Subject to the limitations set forth in the Offer and the Merger Agreement, Purchaser reserves the right (but will not be obligated), at any time or from time to time in its sole discretion, to extend the period during which the Offer is open by giving oral or written notice of such extension to the Depositary and by making a public announcement of such extension. There can be no assurance that Purchaser will exercise its right to extend the Offer. Any extension of the period during which the Offer is open will be followed, as promptly as practicable, by public announcement thereof, such announcement to be issued not later than 9:00 a.m., New York City Time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder's Shares.

   Except as otherwise provided in Section 5 of the Offer to Purchase, tenders of Shares made pursuant to the Offer are irrevocable, except that Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date, and, unless theretofore accepted for payment, may also be withdrawn at any time after July 15, 2000. For a withdrawal to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder if different from the name of the person who tendered the Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered for the account of an Eligible Institution (as defined in the Offer to Purchase), the signature on the notice of withdrawal must be guaranteed by an Eligible Institution. All questions as to the form and validity (including time of receipt) of a notice of withdrawal will be determined by Purchaser, in its sole discretion, and its determination shall be final and binding on all parties.

   The information required to be disclosed by Rule 13e-3(e)(1) and Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

   The Company has provided to Purchaser its lists of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other related materials are being mailed to record holders of Shares and will be mailed to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder lists or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

   The Offer to Purchase and the related Letter of Transmittal contain important information that should be read before any decision is made with respect to the Offer.

   Any questions or requests for assistance or for copies of the Offer to Purchase and the related Letter of Transmittal and other tender offer materials may be directed to the Information Agent or the Dealer Managers as set forth below, and copies will be furnished promptly at Purchaser's expense. No fees or commissions will be payable to brokers, dealers or other persons other than the Information Agent, the Dealer Managers and the Depositary for soliciting tenders of Shares pursuant to the Offer.

                    The Information Agent for the Offer is:

                              MORROW & CO., INC.
                                445 Park Avenue
                                   5th Floor
                           New York, New York 10022
                          Call Collect (212) 754-8000
            Banks and Brokerage Firms, Please Call: (800) 662-5200

                   Shareholders, Please Call: (800) 566-9061

                    The Dealer Managers for the Offer are:

       Deutsche Banc Alex. Brown                 Merrill Lynch & Co.
 Deutsche Bank Securities Inc. 31 West 2 World Financial Center 6th Floor New
 52nd Street New York, New York 10019   York, New York 10281-6100 (212) 236-
     (212) 250-6000 (Call Collect)               3790 (Call Collect)

May 17, 2000

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